Hip Cuisine, Inc.

2250 NW 114th Ave. Unit 1P, PTY 11020,

Miami, FL 33172-3652

June 13, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:  Tanya K. Aldave

                     J. Nolan McWilliams

Ladies and Gentlemen:

On behalf of Hip Cuisine, Inc., a Florida corporation (“Company”), we hereby request, pursuant to Rule 477 of the Securities Act of 1933, as amended (“Securities Act”), that the Post-Effective Amendment No. 1 to Registration Statement on Form S-1, together with all exhibits and amendments thereto (File No. 333-217659, as filed with the Securities and Exchange Commission (“Commission”) on May 21, 2018 (“Post Effective-Amendment”)) be withdrawn effective immediately. The Company is seeking withdrawal of the Post-Effective Amendment because of costs associated with keeping the underlying Registration Statement effective. The Post-Effective Amendment has not been declared effective, all securities holders listed in the Registration Statement to which the Post-Effective Amendment relates have been notified that no securities registered under the Registration Statement may be sold unless and until a post-effective amendment is filed and declared effective updating the Registration Statement. No shares of the Company’s securities have been sold pursuant to the Registration Statement after May 1, 2018.

In accordance with Rule 457(p) of the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Accordingly, we request that the Commission issue an order granting the withdrawal of the Registration Statement (“Order”) effective as of the date hereof or at the earliest practicable date hereafter. Please provide a copy of the Order to Natalia Lopera via email at nlopera@hip-cuisine.com

Should you have any questions regarding this request for withdrawal, please contact our legal counsel, William D. O’Neal, Esq. by telephone at (480) 510-4253 or via email at bdoneal59@gmail.com.

Very truly yours,

/s/ Natalia Lopera
Natalia Lopera
Chief Executive Officer

Cc: William D. O’Neal, Esq.